Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
SUPPLEMENT NO. 15, DATED DECEMBER 8, 2011,
TO THE PROSPECTUS, DATED SEPTEMBER 2, 2010

This prospectus supplement (this “Supplement No. 15”) is part of the prospectus of American Realty Capital New York Recovery REIT, Inc. (the “Company” or “we”), dated September 2, 2010 (the “Prospectus”), as supplemented by Supplement No. 13, dated October 14, 2011 (“Supplement No. 13”) and Supplement No. 14, dated November 14, 2011 (“Supplement No. 14”). This Supplement No. 15 supplements, modifies or supersedes certain information contained in our Prospectus and Supplement No. 13 and Supplement No. 14, and should be read in conjunction with the Prospectus and Supplement No. 13 and Supplement No. 14. This Supplement No. 15 will be delivered with the Prospectus, Supplement No. 13 and Supplement No. 14.

The purpose of this Supplement No. 15 is to, among other things:

•	update the disclosure relating to operating information, including the status of the offering and the shares currently available for sale; and
•	update the disclosure relating to recent real estate investments.

Status of the Offering

We commenced our reasonable best efforts initial public offering of 150.0 million shares of common stock on September 2, 2010. On December 9, 2010, we satisfied the escrow conditions of our public offering of common stock (except for certain states). On such date, we received and accepted aggregate subscriptions in excess of the minimum of $2.0 million in shares, broke escrow and issued shares of common stock to our initial investors who were admitted as stockholders. On August 4, 2011, we broke escrow on approximately $3,400 of subscriptions from investors from Tennessee, which were maintained at our third-party escrow agent, Wells Fargo Bank, National Association, until we had sold at least $20 million of shares of our common stock.

We will not sell any shares to Pennsylvania residents unless we have received an aggregate of $75 million in subscriptions from all investors pursuant to this offering. Pending a satisfaction of this condition, all subscription payments from Pennsylvania residents will be placed in an account held by the escrow agent, Wells Fargo Bank, National Association, in trust for subscribers’ benefit, pending release to us. Funds in escrow will be invested in short-term investments that can be readily sold or otherwise disposed of for cash without any dissipation of the offering proceeds invested.

As of November 30, 2011, we had acquired nine commercial properties which were approximately 91.0% leased on a weighted average basis as of such date. As of November 30, 2011, we had total real estate investments, at cost, of approximately $124.2 million. As of September 30, 2011, we had incurred, cumulatively to that date, approximately $9.6 million in selling commissions, dealer manager fees and other organizational and offering costs for the sale of our common stock.

We will offer shares of our common stock until September 2, 2012, unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all 150.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to our DRIP for sale in our primary offering).

Shares Currently Available for Sale

As of November 30, 2011, we had received aggregate gross proceeds of approximately $40.9 million from the sale of approximately 4.1 million shares of common stock in our public offering. As of November 30, 2011, there were approximately 4.2 million shares of our common stock outstanding, including restricted stock and shares issued under the distribution reinvestment plan, or DRIP. As of November 30, 2011, there were approximately 145.8 million shares of our common stock available for sale, excluding shares available under our DRIP.

On November 14, 2011, we sent notice to holders of our Series A Convertible Preferred Stock (the “Preferred Shares”) that we intend, effective December 15, 2011 (the “Conversion Date”), to exercise our option to convert all the Preferred Shares into common stock on a one-for-one basis. As of November 14, 2011, approximately 2.0 million Preferred Shares were outstanding. The conversion of the Preferred Shares into common shares will result in dilution of our common stockholders’ interest in the Company.

PROSPECTUS UPDATES

Description of Real Estate Investments

Each of the sections entitled “Description of Real Estate Investments — Potential Property Investments —  Washington Street Portfolio” and “Description of Real Estate Investments — Potential Property Investments  — One Jackson Square” is deleted in its entirety and the following disclosure is added immediately after the section of the Prospectus entitled “Description of Real Estate Investments — Duane Reade”.

“Washington Street Portfolio

On November 3, 2011, we, through an indirect wholly owned subsidiary of our operating partnership, acquired a portfolio of four retail condominiums located on 416-424 Washington Street in the Tribeca neighborhood of Manhattan, New York. The seller was AA Olympic, LLC. The seller has no material relationship with us and the acquisition is not an affiliated transaction.

Each condominium is a fee simple property consisting of one retail space, containing a total of approximately 24,000 square feet, including an approximately 15,055 square foot parking garage and an approximately 1,750 square foot storage basement. The condominiums are situated on the same block of Washington Street at its intersection with Laight Street. Annual rental rates currently range from approximately $25.72 to $61.31 per square foot with a weighted average annual rental rate of $40.35 per square foot. In addition, the wine store tenant’s month-to-month rental rate for basement storage space is $8.22 per square foot. Each lease comprises 100% of the total leasable space of the particular condominium leased. The four leases have maturities ranging from 2015 to 2030. Numerous buildings are located in the area offering similar spaces to similar tenants.

Capitalization

The contract purchase price for the portfolio was approximately $9.9 million, exclusive of closing costs, at a capitalization rate of 9.2% (calculated by dividing annualized rental income on a straight-line basis plus operating expense reimbursement less estimated annualized property operating costs by the base purchase price). Pursuant to the terms of the purchase and sale agreement, our sponsor deposited $690,000 into escrow upon signing, which was applied against the purchase price. We reimbursed our sponsor for the $690,000 that it advanced. We funded the acquisition, excluding acquisition costs, with (a) net proceeds from our ongoing offering of approximately $4.9 million and (b) a $5.0 million mortgage loan that an indirect wholly owned subsidiary of our operating partnership received from New York Community Bank. The mortgage loan bears interest at a per annum fixed rate of 4.375% during the first five years and thereafter will adjust annually to prime plus a margin of 2.75%. The mortgage loan will mature in December 2021. Payments of principal will be made on a 30-year amortization schedule, with all principal outstanding being repaid on the maturity date. The mortgage loan is nonrecourse and may be accelerated only upon the event of a default. The mortgage loan may be prepaid through defeasance. The mortgage loan may be prepaid from time to time and at any time, in whole or in part, subject to a premium equal to: (a) 5% in respect of a prepayment made prior to November 30, 2012; (b) thereafter, 4% in respect of any prepayment made prior to November 30, 2013; (c) thereafter, 3% in respect of a prepayment made prior to November 30, 2014; and (d) thereafter, 1% in respect of a prepayment made prior to August 31, 2016.

Major Tenants/Lease Expiration

Each condominium is leased to one of the following tenants: a parking garage, a wine shop, a men’s lifestyle club and a luxury condominium builder.

The lease to the parking garage is with respect to 15,055 square feet, has a per annum rent of $469,500 and expires in March 2030. The parking garage lease has 3% annual rent escalations. The lease has no renewal option. The garage’s per annum rent represents 56.9% of the gross annual rent of the Washington Street Portfolio. The tenant, a parking, transportation and car wash provider, supplies parking services in the New York area at locations in Manhattan, Brooklyn, Long Island and the Bronx.

The lease to the wine shop is with respect to 2,083 square feet, has a per annum rent of $127,706 and expires in March 2017. The wine shop lease has 3% annual rent escalations. The lease has one five-year renewal option at the greater of (a) 103% of the last year’s rent and (b) the fair market rent. The wine shop also rents 1,750 square feet of basement storage space at a per annum rent of $14,400, or $1,200 per month, on a month-to-month basis. There are no provisions relating to rent escalations or renewal options with respect to this portion of the lease. The wine shop’s total per annum rent represents 15.5% of the gross annual rent of the Washington Street Portfolio. The wine shop is a New York wine shop specializing in providing wine from small producers from Italy, France and California.

The lease to the men’s lifestyle club is with respect to 3,603 square feet, has a per annum rent of $187,802 and expires in December 2017. The men’s lifestyle club lease has 3% annual rent escalations. The lease has one five-year renewal option at an initial annual rent of $228,283 with increases of 3% per year. The men’s lifestyle club per annum rent represents 22.8% of the gross annual rent of the Washington Street Portfolio. The men’s lifestyle club offers haircuts, highlights, hair coloring, hair relaxing, manicures, pedicures, massages and shoe shines and repairs. Club amenities include a billiards lounge, clubroom, café and a display of art for sale.

The lease to the luxury condominium builder is with respect to 1,565 square feet, has a per annum rent of $40,248 and expires in September 2015. The luxury condominium builder lease has annual rent escalations, which vary due to certain rent abatements. The lease has five one-year renewal option with a 3% increase in the rent upon renewal and annual increases in rent of 3% thereafter. The luxury condominium builder’s per annum rent represents 4.9% of the gross annual rent of the Washington Street Portfolio. The luxury condominium builder is a real estate development company that focuses mainly on projects in the New York City metropolitan area.

The table below describes the occupancy rate and the average effective annual rent per square foot as of December 31 for each of the last five years where such information is available:

	As of November 30, 2011	2010	2009	2008	2007	2006
Occupancy rate	100%	100%	93%	93%	77%	67%
Average effective annual rent per rentable square foot	$37.00	$34.17	$35.68	$34.64	$40.70	$137.66

Other

We believe the property is suitable and adequate for its uses.

We do not have any scheduled capital improvements.

We believe that this property is adequately insured.

The Federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2011 Federal tax return.

Based upon preliminary information provided by the seller with respect to the to-be-created condominium units, annual realty taxes payable on the property for the 2011/2012 tax year are estimated to be approximately $80,000, at a rate of 10.152%.

One Jackson Square

On November 18, 2011, we through an indirect wholly owned subsidiary of our operating partnership, acquired a portfolio of ten fee simple commercial condominiums located at 122 Greenwich Avenue in the Greenwich Village neighborhood of Manhattan, New York. The seller is 122 Greenwich Avenue Owner, LLC. The seller has no material relationship with us and the acquisition is not an affiliated transaction.

The condominiums are situated at the base of a 30-unit luxury residential condominium building, built in 2009, known as “One Jackson Square,” at the intersection of Eighth Avenue and Greenwich Avenue that overlooks Jackson Square Park in Greenwich Village. The property’s location also borders the neighborhoods of Chelsea and the Meatpacking District. One Jackson Square was built to meet US Green Building Council LEED Silver certification standards. Numerous buildings are located in the same area offering similar spaces to our tenants.

The property consists of four retail units containing 7,080 rentable square feet in the aggregate. The property also includes four basement storage units of approximately 1,312 square feet in the aggregate which are non-rent-paying. The property as a whole contains approximately 8,392 square feet. The annualized rental income per square foot for the currently leased retail units is $259.35.

Capitalization

The contract purchase price for the property was approximately $22.5 million, exclusive of closing costs, at a capitalization rate of 6.2% (calculated by dividing annualized rental income on a straight-line basis plus operating expense reimbursements less estimated annualized property operating costs by the base purchase price). Pursuant to the terms of the purchase and sale agreement, our sponsor deposited $2.3 million into escrow upon signing, which was applied against the purchase price. We reimbursed our sponsor for the $2.3 million that it advanced. We funded the acquisition, excluding acquisition costs, with (a) net proceeds from our ongoing offering of approximately $9.5 million and (b) a $13.0 million mortgage loan that an indirect wholly owned subsidiary of our operating partnership received from Wells Fargo Bank, National Association. The mortgage loan bears interests at a floating rate that may be based on LIBOR or the prime rate, but, through the operating of an interest rate swap that we entered into with Wells Fargo Bank, National Association, pursuant to the terms of the mortgage loan, the mortgage loan bears interest at a per annum fixed rate of 3.401%. The mortgage loan matures in December 2016 and provides for monthly interest-only payments, with all principal outstanding being repaid on the maturity date. It is nonrecourse and may be accelerated only upon the event of a default. The mortgage loan may be prepaid from time to time and at any time, in whole or in part, beginning in December 2013, provided that the mortgage loan may not be prepaid more than once per calendar year.

Major Tenants/Lease Expiration

Three of the four retail units, representing approximately 77.8% of the total retail space, are leased to two tenants — a Starbucks coffeehouse and a TD Bank branch. Each lease comprises 100% of the total leasable space of the particular condominium leased. We do not currently expect to lease the basement storage units.

The lease to the Starbucks coffeehouse is with respect to approximately 1,352 rentable square feet, has a per annum rent of $245,490 and expires in July 2021. The tenant under the lease is Starbucks Corporation. The Starbucks lease has a 10% rent escalation after five years. The lease has two five-year renewal options. The rent escalation for the first renewal option is to $296,940 per annum and for the second renewal option at the greater of $341,481 per annum and fair market value. The lease provides a one-time right of termination by the tenant upon a one-year notice on the 60th month of the lease, which includes payment of any outstanding brokerage commissions plus a fee of $120,000 at the time the notice is given. The annualized rental income for the remaining term of the lease is $250,298, or $185.13 per rentable square foot. The lease is double net whereby the landlord is responsible for maintaining the roof and structure of the building and the tenant is required to pay substantially all other operating expenses, in addition to base rent. The Starbucks lease represents 19.7% of the current gross annual rent of the property.

The lease to the TD Bank, N.A. branch is with respect to two combined retail units comprising approximately 4,158 rentable square feet, has a per annum rent of $999,500 and expires in November 2030. The TD Bank lease has a 10% rent escalation every five years. The lease has two five-year renewal options at the greater of fair market value and the prior year’s rent. The annualized rental income for the remaining term of the lease is approximately $1.2 million or $283.47 per rentable square foot. The lease is double net whereby the landlord is responsible for maintaining the roof and structure of the building and the tenant is required to pay substantially all other operating expenses, in addition to base rent. The TD Bank lease represents 80.3% of the current gross annual rent of the property.

The table below describes the occupancy rate and the average effective annual rent per square foot as of December 31 for each of the last five years where such information is available:

	As of November 30, 2011	2010(1)	2009(1)	2008(2)	2007(2)	2006(2)
Occupancy rate	77.8%	58.7%	N/A	N/A	N/A	N/A
Average effective annual rent per rentable square foot	$225.95	$240.38	N/A	N/A	N/A	N/A

(1)	TD Bank took possession of its leased space and rent commenced in November 2010. Starbucks took possession of its leased space in July 2011 and rent commenced in August 2011.
(2)	One Jackson Square was built in 2009. Accordingly, no occupancy rate or average effective annual rent information is available for prior periods.

Other

We believe the condominiums are suitable and adequate for their respective uses.

We do not have any scheduled capital improvements.

We believe that this property is adequately insured.

The Federal tax basis, the rate and method of depreciation and the life claimed for purposes of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2011 Federal tax return.

As the property is part of a condominium building that was developed in 2009, the property is subject to a Section 421a tax abatement which will decrease at a rate of 20% every two years until the tenth anniversary of the commencement of the tax abatement, when the full property taxes become due. The tax abatement is assumed to expire in the 2021/2022 tax year. The annual realty taxes payable on the property for the calendar year 2011 will be approximately $80,000, at a rate of 10.7%.

Starbucks Corporation (NASDAQ: SBUX) is the largest coffeehouse company in the world, operating in more than 50 countries. Starbucks purchases and roasts high-quality whole bean coffees and sells them, along with handcrafted coffee and tea beverages and a variety of fresh food items, through company-operated retail stores. Starbucks also sells coffee and tea products and licenses its trademarks through other channels such as licensed retail stores and, through certain of its licensees and equity investees, Starbucks produces and sells a variety of ready-to-drink beverages. Starbucks is headquartered in Seattle, Washington.

Starbucks Corporation currently files its financial statements in reports filed with the U.S. Securities and Exchange Commission, and the following summary financial data regarding Starbucks Corporation are taken from such filings:

	Year Ended
(Amounts in Millions)	October 2, 2011 (Audited)	October 3, 2010 (Audited)	September 27, 2009 (Audited)
Statement of Operations
Net revenues-operated retail	$9,632.4	$8,963.5	$8,180.1
Total net revenues	11,700.4	10,707.4	9,774.6
Operating income	1,728.5	1,419.4	562.0
Earnings before income taxes	1,811.1	1,437.0	559.9

	October 2, 2011 (Audited)	October 3, 2010 (Audited)	September 27, 2009 (Audited)
Condensed Consolidated Balance Sheets
Total assets	$7,360.4	$6,385.9	$5,576.8
Long-term debt	549.5	549.4	549.3
Total liabilities	2,973.1	2,703.6	2,519.9
Total equity	4,387.3	3,682.3	3,056.9

TD Bank, N.A. is one of the ten largest commercial banks in the United States, with over 26,000 employees. TD Bank offers a broad array of retail, small business and commercial banking products and services to more than 7.4 million customers through its extensive network of thousands convenient locations throughout the Northeast, Mid-Atlantic, Metro D.C., the Carolinas and Florida. TD Bank is headquartered in Cherry Hill, New Jersey and Portland, Maine. TD Bank is a member of TD Bank Group and a subsidiary of The Toronto-Dominion Bank of Toronto, Canada, a top 10 financial services company in North America. The Toronto-Dominion Bank is one of the few banks in the world rated Aaa by Moody’s and its common stock trades on the New York Stock Exchange and Toronto Stock Exchanges under the ticker: TD.

The following summary financial data regarding TD Bank is derived entirely from information that is publicly available at http://fdic.gov/bank/statistical/. While TD Bank currently files certain reports with the U.S. Securities and Exchange Commission, such reports do not include financial data.

	Nine Months Ended September 30, 2011 (Unaudited)	Year Ended
(Amounts in Thousands)		December 31, 2010 (Unaudited)	December 31, 2009 (Unaudited)	December 31, 2008 (Unaudited)
Statement of Operations
Net interest income	$3,710,761	$4,025,840	$3,030,853	$4,386,880
Total noninterest income	1,080,314	1,374,528	1,046,747	3,182,804
Net income attributable to bank	602,130	633,858	31,297	473,006

	September 30, 2011 (Unaudited)	December 31, 2010 (Unaudited)	December 31, 2009 (Unaudited)	December 31, 2008 (Unaudited)
Balance Sheets
Total assets	$187,535,106	$168,748,912	$140,038,551	$101,632,075
Subordinated debt	491,816	709,114	668,208	638,447
Total liabilities	159,434,031	142,907,066	117,537,086	83,831,675
Total equity capital	28,101,075	25,841,846	22,501,465	17,800,400

The second paragraph in the section entitled “Description of Real Estate Investments — Interior Design Building — Capitalization” is hereby deleted in its entirety and replaced with the following disclosure:

“On November 15, 2011, we, through a wholly owned subsidiary, entered into a loan agreement with New York Community Bank under which we borrowed $21.3 million. The new mortgage loan is evidenced by a promissory note secured by a mortgage on the Interior Design Building. We used a portion of the mortgage loan proceeds to defease the existing first mortgage loan, which had an outstanding principal balance of approximately $13.8 million. In connection with the defeasance, we incurred approximately $0.7 million in defeasance fees and related costs which will be reflected as a charge in our financial statements for the fourth fiscal quarter of 2011. The remaining mortgage loan proceeds will be used for working capital purposes.

The new mortgage loan will bear interest at a per annum fixed rate of 4.375% during the first five years and thereafter will adjust annually to prime plus a margin of 2.75%. The new mortgage loan will mature in December 2021. Payments of principal will be made on a 30-year amortization schedule, with all principal outstanding being repaid on the maturity date. The new mortgage loan is nonrecourse and may be accelerated only upon the event of a default. The new mortgage loan may be prepaid through defeasance. The new mortgage loan may be prepaid from time to time and at any time, in whole or in part, subject to a premium equal to: (i) 5% in respect of a prepayment made prior to November 15, 2012; (ii) thereafter, 4% in respect of any prepayment made prior to November 15, 2013; (iii) thereafter, 3% in respect of a prepayment made prior to November 15, 2014; and (iv) thereafter, 1% in respect of a prepayment made prior to August 15, 2016.”